UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

LANDRY’S RESTAURANTS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
51508L103
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Alan J. Sinsheimer, Esq.
Alexandra D. Korry, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
212-558-4000
June 20, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	51508L103

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,554,255

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,554,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,554,255

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1 This calculation is based on 16,236,435 shares of common stock, par value $0.01 per share (“Common Shares”), of Landry’s Restaurants, Inc. (the “Issuer”) outstanding as of May 7, 2010, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2010 (the “March 31 10-Q”).

Page 2 of 9 Pages

CUSIP No.	51508L103

1	NAMES OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,554,255

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,554,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,554,255

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2 This calculation is based on 16,236,435 Common Shares of the Issuer outstanding as of May 7, 2010, as reported in the March 31 10-Q.

Page 3 of 9 Pages

CUSIP No.	51508L103

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		784,255

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

784,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

784,255

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3 This calculation is based on 16,236,435 Common Shares of the Issuer outstanding as of May 7, 2010, as reported in the March 31 10-Q.

Page 4 of 9 Pages

CUSIP No.	51508L103

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,554,255

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,554,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,554,255

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 This calculation is based on 16,236,435 Common Shares of the Issuer outstanding as of May 7, 2010, as reported in the March 31 10-Q.

Page 5 of 9 Pages

CUSIP No.	51508L103

1	NAMES OF REPORTING PERSONS Richard T. McGuire

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		50,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		50,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
5 This calculation is based on 16,236,435 Common Shares of the Issuer outstanding as of May 7, 2010, as reported in the March 31 10-Q.

Page 6 of 9 Pages

Item 1. Security and Issuer
This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on November 13, 2009 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on November 20, 2009 (“Amendment No. 1” and, the Original Schedule 13D as amended and supplemented by Amendment No. 2, the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); (iv) William A. Ackman, a citizen of the United States of America; and (v) Richard T. McGuire, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Shares”) of Landry’s Restaurants, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning set forth in the Schedule 13D.
Item 4. Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:
On June 20, 2010, the Issuer amended its existing merger agreement with affiliates of its controlling stockholder with respect to the Transaction. Concurrently with that amendment, the Issuer entered into voting agreements with certain of the Reporting Persons. Pursuant to those voting agreements, such Reporting Persons agreed to vote the shares beneficially owned by them for the merger under the amended merger agreement, on the terms and subject to the terms and conditions set forth in the voting agreements. Each voting agreement will terminate when the first of the following occurs: (a) the merger closes, (b) the Issuer and the applicable Reporting Person agree (subject to the consent of an affiliate of the controlling stockholder of the Issuer) to terminate the voting agreement, (c) the merger agreement is amended, or any provision thereunder is waived, that reduces or changes the form of the merger consideration, adds or modifies any closing condition, materially delays the closing of the merger or adversely affects in any material respect the rights or obligations of the parties under the voting agreement as of the date of the voting agreement, (d) the Issuer’s Special Committee (or if the Special Committee is dissolved, the Issuer’s Board of Directors or another committee of the Issuer’s Board of Directors) determines a competing proposal is a superior proposal, (e) the merger agreement is terminated, including in connection with a superior proposal and (f) December 31, 2010. The Reporting Persons do not intend to solicit the Issuer’s stockholders regarding votes for or against the merger.
This description of the voting agreements is qualified in its entirety by reference to the voting agreements which are filed as Exhibits 99.4 and 99.5 hereto and which are incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows:
The information set forth in Item 4 above is incorporated herein by reference and this Item 6 is qualified in its entirety by reference to the voting agreements which are filed as Exhibits 99.4 and 99.5 hereto, and which are incorporated herein by reference.
Item 7. Material to be Filed as Exhibits

Exhibit 99.4	Voting Agreement, dated as of June 20, 2010, by and among Landry’s Restaurants, Inc., Pershing Square Capital Management L.P. and Pershing Square GP, LLC

Exhibit 99.5	Voting Agreement, dated as of June 20, 2010, by and between Landry’s Restaurants, Inc. and Richard T. McGuire

Page 7 of 9 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2010	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
	By:	PS Management GP, LLC,
its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

/s/ Richard T. McGuire
Richard T. McGuire

Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit 99.4	Voting Agreement, dated as of June 20, 2010, by and among Landry’s Restaurants, Inc., Pershing Square Capital Management L.P. and Pershing Square GP, LLC

Exhibit 99.5	Voting Agreement, dated as of June 20, 2010, by and between Landry’s Restaurants, Inc. and Richard T. McGuire

Page 9 of 9 Pages